Exhibit 4.2
DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
As of February 23, 2023, Mueller Industries, Inc. had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: Common Stock, $0.01 par value per share (the “Common Stock”).
The following summary describes our Common Stock and the material provisions of our Restated Certificate of Incorporation, dated February 8, 2007 (the “Certificate of Incorporation”), and our Amended and Restated By-laws, effective as of January 15, 2016 (the “Bylaws”). Because the following is only a summary, it does not contain all of the information that may be important to you, and is qualified in its entirety by the full text of our Certificate of Incorporation and our Bylaws, copies of which are on file with the SEC and included as exhibits to our Annual Report on Form 10-K for the year ended December 31, 2019. You should refer to the text of these documents for a complete description. Unless the context requires otherwise, references in this exhibit to “Mueller,” the “Company,” “we,” “us,” and “our” refer to Mueller Industries, Inc. together with its consolidated subsidiaries.
We are authorized to issue 105,000,000 shares of capital stock, of which:
•100,000,000 shares, par value $0.01 per share, are designated as Common Stock; and
•5,000,000 shares, par value $1.00 per share, are designated as Preferred Stock
As of February 23, 2023, we had outstanding 57,024,726 shares of Common Stock, excluding 23,158,278 treasury shares, and no shares of Preferred Stock.
Common Stock
Voting Rights
Except as otherwise provided for in our Certificate of Incorporation, holders of our Common Stock are entitled to one (1) vote per share on all matters submitted to our stockholders for a vote. Our Common Stock does not have cumulative voting rights.
Dividends
Subject to the rights of holders of outstanding shares of Preferred Stock, the holders of Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the Board of Directors in its discretion out of funds legally available for the payment of dividends.
Liquidation
Upon our liquidation, dissolution or winding-up, the holders of Common Stock shall be entitled to share ratably in all assets remaining after the payment of any liabilities and the liquidation preferences of any outstanding shares of Preferred Stock.
No Preemptive, Redemption or Conversion Rights
Our Common Stock is not subject to redemption or sinking fund provisions and does not have any conversion rights. Our Common Stock does not have preemptive or other rights to subscribe for additional shares of any class of our capital stock.
Voting Rights for the Election of Directors
Our Board of Directors is not classified. Our Bylaws provide that our Board of Directors may consist of one (1) or more members, and that, until such time as our Board of Directors determines otherwise, the number of directors shall be nine (9).
Our Bylaws provide that directors are elected at the annual meeting of the stockholders at which a quorum is present, and the persons receiving a plurality of the votes cast shall be so elected. Our Certificate of Incorporation does not provide for cumulative voting in the election of directors.
Our Board of Directors has the ability to fill vacancies on our Board of Directors.

Exhibit 4.2
Special Stockholder Meetings
Our Bylaws provide that special meetings of the stockholders may be called only by our Chairman or our Chief Executive Officer. Special meetings may be called by the Chairman only upon written request of a majority of the Entire Board of Directors (as defined below).
“Entire Board of Directors” means the total number of directors which the Company would have if there were no vacancies.